Exhibit 99.4

REQUEST FOR DELIVERY OF FINANCIAL STATEMENTS

Supplementary Mail Form - Sun Life Financial Inc.

Dear investor:

Sun Life Financial Inc. publishes interim financial statements and the related management's discussion and analysis which are disseminated to the public via press release and the Internet at www.sunlife.com. If you wish to receive these documents by mail, you can either:

1. Complete and return this *Supplementary Mail Form* in the return envelope provided; or
2. Complete and mail this *Supplementary Mail Form* to our Transfer Agent at:

   CIBC Mellon Trust Company
   P.O. Box 7010
   Adelaide Street Postal Station
   Toronto, Ontario, Canada M5C 2W9; or

3. Sign up at: www.cibcmellon.com/financialstatements. Use the Sun Life Financial company code: 7116b.

If you do not provide instructions, the interim financial statements and related management's discussion and analysis will not be mailed to you. This card will be mailed to you annually.

R-1-09

Please print

Name: ______________________

____

Address: ______________________

____

____

____

Postal Code: ______________________

Signature: ______________________

REQUEST FOR DELIVERY OF FINANCIAL STATEMENTS

Supplementary Mail Form - *Sun Life Financial Inc.*

Dear investor:

Sun Life Financial Inc. publishes interim financial statements and the related management's discussion and analysis which are disseminated to the public via press release and the Internet at www.sunlife.com. If you wish to receive these documents by mail, you can either:

1. Complete and return this *Supplementary Mail Form* in the return envelope provided; or
2. Complete and mail this *Supplementary Mail Form* to our Transfer Agent at:

   CIBC Mellon Trust Company
   P.O. Box 7010
   Adelaide Street Postal Station
   Toronto, Ontario, Canada M5C 2W9; or

3. Sign up at: www.cibcmellon.com/financialstatements. Use the Sun Life Financial company code: **6981b**.

If you do not provide instructions, the interim financial statements and related management's discussion and analysis will not be mailed to you. This card will be mailed to you annually.

R-2-09

Please print

Name: ______________________

____

Address: ______________________

____

____

____

Postal Code: ______________________

Signature: ______________________